December 30, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0306

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Daniel Gordon
Mr. Louis M. Canant
Mr. N. Jay Webb

Re:	Pinnacle Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2004
File No. 0-24784

Ladies and Gentlemen:

On behalf of Pinnacle Systems, Inc. (“Pinnacle”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 4, 2004 relating to Pinnacle’s Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Pinnacle’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 22

1.	In future filings, to more clearly comply with Item 303 of Regulation S-X, each individually significant factor contributing to changes in financial statements line items should be quantified to the extent practicable and an explanation should be given as to why that factor changed. Management’s assessment as to how these changes are expected to affect future operations should also be presented where possible. You are also encouraged to discuss relevant segment information of the business where it would enhance the readers understanding of such business.

Securities and Exchange Commission

Re: Pinnacle Systems, Inc.

December 30, 2004

Pinnacle advises the Staff that in future filings it will make the changes in its disclosure requested by the Staff.

2.	In future filings describe more completely in MD&A the nature of your historical and expected future investments in purchased in-process research & development. Describe briefly the valuable elements of the projects existing at the acquisition date, the expected cost and time required to complete the projects and expected funding sources as well as the material risks affecting their timely completion and commercialization. Finally, also discuss in future filings any subsequent developments that indicate that the completion and exploitation of significant acquired in-process projects are reasonably likely to be less timely or less successful than was anticipated in the initial valuation.

Pinnacle advises the Staff that in future filings it will make the changes in its disclosure requested by the Staff.

Financial Statements

Note 1. Summary of the Company and Significant Accounting Policies

Revenue Recognition, Pages F-8/F-10

3.	We note the reference to the use of “percentage of completion” accounting for arrangements where undelivered services are essential to the functionality of delivered software. Please supplementally help us better understand the nature of transactions where you apply this method of revenue recognition, tell us how significant such transactions are to your presented financial statements and provide us with references to the applicable generally accepted accounting principles that supports the disclosed accounting. We may have further comments after reviewing your response. Revise future filings as necessary based on our concerns.

Pinnacle supplementally advises the Staff that it applies “percentage of completion” accounting for arrangements where undelivered services are essential to the functionality of delivered software and involve significant production, modification or customization of the software. These services are based on customer specification and include modification of software code, development of integration software via middleware or development of additional functionality outside Pinnacle’s normal product specifications.

Pinnacle supplementally advises the Staff that for the fiscal year ended June 30, 2004, revenues of approximately $6.5 million or 2% of total net sales and cost of sales of approximately

Securities and Exchange Commission

Re: Pinnacle Systems, Inc.

December 30, 2004

$4.4 million or 3% of total cost of sales included in Pinnacle’s consolidated statements of operations were attributable to these kinds of arrangements.

Pinnacle applies the percentage of completion method of accounting for arrangements which require significant production, modification or customization of software and services are essential to the functionality of the software in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition”, paragraph 74, which states:

“If an arrangement to deliver software or a software system, either alone or with other products or services, requires significant production, modification, or customization of software, the service element does not meet the criteria for separate accounting set forth in paragraph 65. The entire arrangement should be accounted for in conformity with ARB No. 45, using the relevant guidance in SOP 81-1.”

Pinnacle advises the Staff that no further modification to the disclosure is necessary.

Net Loss per Share, Page F-12

4.	We see the following: “that as a result of a settlement agreement between you and a former shareholder of DES and Montage, you issued 24,960 shares in December 2003 and retained unconditionally 74,881 shares in December 2003 as satisfaction for one of the Montage shareholder’s indemnification obligation for the Athle-Tech claim. At June 30, 2004, you are contingently liable to issue 299,522 shares of your common stock. Your obligation to issue these shares is contingent upon the final legal damages and costs assessed against you in the Athle-Tech litigation and the outcome of your claim for indemnification against certain of the former shareholders of Montage for the Athle-Tech damages and costs (see Note 6).” Please tell us how you accounted for these equity transactions and why. Why do you believe all accounting matters were measured and recorded in the correct periods? We may have further comments after reviewing your response. Note our concerns when preparing future filings.

Pinnacle supplementally advises the Staff that it had been contingently liable to issue 99,841 shares of its common stock to David Engelke (“Engelke”), one of three former shareholders of Montage Group, Ltd. (“Montage”) in connection with its acquisition of Montage in April 2000. Pinnacle held back these shares in accordance with its right to seek indemnification from the former Montage shareholders pursuant to the Montage Stock Acquisition Agreement. In accordance with paragraph 26 of FAS 141 Business Combinations, these shares were not accounted for as part of the purchase price of Montage in April 2000 as their issuance was uncertain (not beyond a reasonable doubt).

Securities and Exchange Commission

Re: Pinnacle Systems, Inc.

December 30, 2004

In October 2003, Pinnacle entered into a Letter Agreement with Engelke pursuant to which Pinnacle issued 24,960 shares of its common stock and Engelke relinquished any right to the remaining 74,881 shares in satisfaction for Engelke’s indemnification obligations under the Montage Stock Acquisition Agreement. In accordance with paragraph 27 of FAS 141, Pinnacle recorded contingent consideration equal to the fair value of its common stock based on the date of the Letter Agreement as an increase to the purchase price (goodwill) and an increase to common stock.

At June 30, 2004, Pinnacle remained contingently liable to issue 299,522 shares of its common stock to the remaining shareholders of Montage pursuant to its indemnification rights under the Montage Stock Acquisition Agreement. In accordance with paragraph 26 of FAS 141, Pinnacle did not account for these shares as the issuance of the shares was not determinable beyond a reasonable doubt.

Pinnacle also supplementally advises the Staff that on November 17, 2004, it entered into a confidential settlement agreement with Athle-Tech Computer Systems, Incorporated (“Athle-Tech”) in settlement of the ongoing litigation filed by Athle-Tech against Pinnacle and Montage. This settlement agreement was disclosed in its Form 8-K filed on November 23, 2004. In connection with this settlement, 229,891 shares became determinable beyond a reasonable doubt and are issuable to the remaining shareholders of Montage. In accordance with paragraph 27 of FAS 141, Pinnacle will record contingent consideration equal to the fair value of its common stock on November 17, 2004 as an increase to the Montage purchase price (goodwill) and an increase to common stock in its second quarter ending December 31, 2004.

Note 6. Commitments and Contingencies, Page F-25

5.	Please note when preparing future filings that if it is at least reasonably possible that any unaccrued contingency (if negatively resolved) could have a material negative impact on your financial statements, the notes to the financial statements must either disclose the range of possible loss or indicate no such estimate can be made. Refer to paragraph 10 of Statement 5.

Pinnacle acknowledges the Staff’s comment and if applicable, in future filings it will make the changes to the notes to the financial statements requested by the Staff.

Securities and Exchange Commission

Re: Pinnacle Systems, Inc.

December 30, 2004

Please direct your questions or comments to Chris F. Fennell of this office (650-320-4655) or me (650-565-3806). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Fennell and me at 650-496-4367. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/S/ KATHERINE STEPHENS
Katherine Stephens

cc:	Ms. Suzy Seandel
Ms. Joanne Pappas
Chris F. Fennell, Esq.